January 31, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Daniel Crawford

Re:     KALA BIO, Inc.
Registration Statement on Form S-3
Filed January 24, 2025

File No. 333-284480
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KALA BIO, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-284480), so that it may become effective at 4:00 p.m., Eastern Time, on February 4, 2025, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Very truly yours,

KALA BIO, INC.

By:	/s/ Mary Reumuth
Name:	Mary Reumuth
Title:	Chief Financial Officer and Corporate Secretary